Exhibit 21.1

OCZ TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation	Percent of Voting Securities Owned by OCZ
Indilinx, Inc.	California	100%

OCZ Canada, Inc.	Canada	100%

OCZ Israel, Ltd.	Israel	100%

OCZ Technology, Limited	United Kingdom	100%

Sanrad, Inc.	Delaware	100%